Exhibit 21.2

SUBSIDIARIES OF SUNGEVITY, INC.

Subsidiary		Jurisdiction

1.	Sungevity Arch, LLC	Delaware

2.	Sungevity Cardinal, LLC	Delaware

3.	Sungevity Citi Lessor, LLC	Delaware

4.	Sungevity Development, LLC	Delaware

5.	Sungevity Financial Services, LLC	Delaware

6.	Sungevity Gotham, LLC	Delaware

7.	Sungevity Greenwich Lessor, LLC	Delaware

8.	Sungevity Greenwich, LLC	Delaware

9.	Sungevity International B.V.	Netherlands

10.	Sungevity International Holdings LLC	Delaware

11.	Sungevity Netherlands B.V. (fka Zonline BV)	Netherlands

12.	Sungevity SD, LLC	Delaware

13.	Sungevity Short Hills 2012, LLC	Delaware

14.	Sungevity UK Ltd	United Kingdom

15.	Sungevity USB Residential 2010, LLC	Delaware

16.	Sungevity USB Residential 2011, LLC	Delaware

17.	Sungevity USB Residential 2012, LLC	Delaware

18.	Sungevity USB Residential Lessee 2010, LLC	Delaware

19.	Sungevity USB Residential Lessee 2011, LLC	Delaware

20.	Sungevity USB Residential Lessee 2012, LLC	Delaware